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475 Steamboat Road          President and Chief Executive Officer
Greenwich, CT 06830-7144
203 625 8791 Tel
203 625 8762 Fax
dsquier@howmet.com

                                                                   [Howmet LOGO]

May 1, 2000

Dear Stockholder:

     On April 18, 2000, a subsidiary of Alcoa Inc. commenced a tender offer to acquire shares of Howmet International Inc. common stock for $20 per share in cash. In light of the ownership of approximately 84.6% of the outstanding stock of Howmet International by Cordant Technologies Inc. and Alcoa's pending acquisition of Cordant, the Independent Directors Committee of the Board of Directors of Howmet International has been delegated the responsibility for responding to the Alcoa offer.

     AS DESCRIBED IN THE ATTACHED SCHEDULE 14D-9, THE INDEPENDENT DIRECTORS COMMITTEE HAS UNANIMOUSLY DETERMINED THAT THE ALCOA OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE PUBLIC STOCKHOLDERS OF HOWMET INTERNATIONAL. ACCORDINGLY, THE INDEPENDENT DIRECTORS COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE PUBLIC STOCKHOLDERS REJECT THE ALCOA OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE ALCOA OFFER.

     The Independent Directors Committee urges you to read the attached Schedule 14D-9 carefully before making any decision with respect to your Howmet International shares.

                                          Very truly yours,

                                          /s/ David L. Squier

                                          David L. Squier
                                          President and Chief Executive Officer